Leading Brands, Inc.
Consolidated Financial Statements
February 29, 2004 and February 28, 2003
(Expressed in US Dollars)

Contents
Independent Auditors' Report

Comments by Auditors for US Readers on Canada – United States Reporting Differences

Consolidated Financial Statements

Balance Sheets

Statements of Income (Loss) and Deficit

Statements of Cash Flows

Summary of Significant Accounting Policies

Notes to the Financial Statements

BDO Dunwoody LLP	600 Park Place
Chartered Accountants	666 Burrard Street
Vancouver, BC, Canada V6C 2X8
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail:vancouver@bdo.ca
www.bdo.ca

Independent Auditors' Report

To The Shareholders of
Leading Brands, Inc.

We have audited the Consolidated Balance Sheets of Leading Brands, Inc. as at February 29, 2004 and February 28, 2003 and the Consolidated Statements of Income (Loss) and Deficit and Cash Flows for each of the years in the three year period ended February 29, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2004 and February 28, 2003 and the results of its operations and its cash flows for each of the years in the three year period ended February 29, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, British Columbia
May 28, 2004

BDO Dunwoody LLP	600 Park Place
Chartered Accountants	666 Burrard Street
Vancouver, BC, Canada V6C 2X8
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Comments by Auditors for US Readers on Canada – United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in the Summary of Significant Accounting Policies for stock-based compensation and goodwill and intangible assets. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted audited standards, our report dated May 28, 2004 is expressed in accordance with Canadian reporting standards which do not permit reference to such an event in the auditors' report when it is adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Vancouver, British Columbia
May 28, 2004

Leading Brands, Inc. Consolidated Balance Sheets (Expressed in US Dollars)

	Feb. 29, 2004	Feb. 28, 2003

Assets

Current
Accounts receivable (Note 18 (b))	$3,622,420	$2,558,729
Inventory (Note 2)	3,495,331	3,789,108
Prepaid expenses and deposits	206,719	753,850
Future income taxes – current (Note 15)	568,990	512,129

	7,893,460	7,613,816

Property, plant and equipment (Note 3)	9,796,583	9,216,843
Trademarks and rights (Note 4)	81,575	85,130
Goodwill (Note 5)	2,510,701	2,259,800
Deferred costs (Note 6)	150,681	815,655
Long-term investment and other	74,868	67,386
Future income taxes – long term (Note 15)	1,812,467	890,162

Total Assets	$22,320,335	$20,948,792

Liabilities and Shareholders' Equity

Liabilities

Current
Bank indebtedness (Note 8)	$3,179,800	$2,914,542
Accounts payable and accrued liabilities	5,526,816	5,445,359
Current portion of long-term debt (Note 9)	859,858	698,026

	9,566,474	9,057,927

Long-term debt (Note 9)	3,443,512	2,251,173

	13,009,986	11,309,100

Shareholders' Equity
Share Capital
Authorized (Note 11(a))
20,000,000 preferred shares without par value
500,000,000 common shares without par value
Issued
15,040,169 common shares (2003 – 14,728,669)
(Note 11 (b))	25,795,379	25,484,530
Contributed surplus (Note 12)	154,371	30,568
Currency translation adjustment	884,650	(198,845)
Deficit	(17,524,051)	(15,676,561)

	9,310,349	9,639,692

Total Liabilities and Shareholders' Equity	$22,320,335	$20,948,792

Approved on behalf of the Board:

/s/ Peter Buckley	Director

/s/ Ralph McRae	Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc. Consolidated Statements of Income (Loss) and Deficit (Expressed in US Dollars)

For the year ended	Feb. 29, 2004	Feb. 28, 2003	Feb. 28, 2002

Sales	$41,502,604	$47,361,598	$41,181,549

Expenses (income)
Cost of sales	31,584,076	38,009,995	32,073,301
Selling, general and administrative	10,392,885	8,977,802	6,075,710
Amortization of property, plant and equipment	896,406	755,469	821,503
Amortization of goodwill	-	-	183,830
Amortization of deferred costs and other	296,875	271,823	261,064
Interest on long-term debt	161,843	110,705	394,148
Interest on current debt	177,787	155,676	119,554
Interest accretion on redeemable preferred shares	-	147,615	112,484
Gain on termination of South Beach Beverage
Co. LLC Agreement (Note 1)	-	-	(199,033)
Write down of investment in Quick Home
Delivery Operations (Note 7)	-	6,523,880	-
Write down of deferred costs	632,579	-	-
(Gain)Loss on sale of assets	9,083	(5,897)	-

	44,151,534	54,947,068	39,842,561

Income (loss) before income taxes	(2,648,930)	(7,585,470)	1,338,988

Income taxes (Note 15)	801,440	1,335,344	-

Net income (loss) for the year	(1,847,490)	(6,250,126)	1,338,988

Dividends	-	(22,138)	(4,414)

Deficit, beginning of year	(15,676,561)	(9,404,297)	(10,738,871)

Deficit, end of year	$(17,524,051)	$(15,676,561)	$(9,404,297)

Earnings (loss) per share (Note 11(j))
Basic and diluted	$(0.12)	$(0.46)	$0.10

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc. Consolidated Statements of Cash Flows (Expressed in US Dollars)

For the year ended	Feb. 29, 2004	Feb. 28, 2003	Feb. 28, 2002

Cash provided by (used in)

Operating activities
Net income (loss) for the year	$(1,847,490)	$(6,250,126)	$1,338,988
Items not involving cash
Amortization of property, plant and equipment	896,406	755,469	821,503
Amortization of goodwill	-	-	183,830
Amortization of deferred costs and other	296,875	271,823	261,064
Gain on termination of South Beach Beverage
Co. LLC agreement	-	-	(199,033)
Loss (Gain) on sale of assets	9,083	(5,897)	-
Write-down of deferred costs	632,579	-	-
Write-down of investment in Quick Home
Delivery Operations	-	6,523,880	-
Interest accretion on redeemable preferred shares	-	147,615	112,484
Write-down and return of property, plant and	-	17,697	-
equipment (Note 3)
Stock based compensation for non-employees	105,616	-	-
Issue of shares for employee compensation
(Note 11)	-	71,657	-
Changes in non-cash operating working capital
items (Note 16)	(141,326)	400,196	(1,348,958)
Future income taxes	(805,383)	(1,335,344)	-

	(853,640)	596,970	1,169,878
Investing activities
Purchase of property, plant and equipment	(541,776)	(944,931)	(693,327)
Advances for Quick Home Delivery Operations	-	(693,953)	(1,158,609)
Proceeds on termination of South Beach
Beverage Co. Ltd. agreement (Note 1)	-	-	4,493,211
Proceeds on sale of property, plant and equipment
(Note B)	63,730	25,677	1,595,891
Proceeds on sale of bar truck business		-	95,963
Expenditures on deferred costs	(209,870)	(781,094)	(108,817)
Other investments and advances	-	-	(63,975)

	(687,916)	(2,394,301)	4,160,337
Financing activities
Increase (decrease) in bank indebtedness	(57,057)	1,638,349	(2,951,198)
Issuance of common share capital (Notes A and 11)	310,849	406,884	-
Purchase of treasury stock	-	-	(113,594)
Proceeds from issuance of long-term debt	1,728,180	638,814	-
Repayment of long-term debt	(724,006)	(649,156)	(2,371,785)

	1,257,966	2,034,891	(5,436,577)

Increase (decrease) in cash	(283,590)	237,560	(106,362)

Effect of exchange rate changes on cash	283,590	(237,560)	106,362

Cash, beginning and end of year	$-	$-	$-

Supplementary disclosure of cash flow
Information

Cash paid during the year
Income tax payments, net	$3,943	$-	$-
Interest paid	$334,842	$266,380	$444,012

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc. Consolidated Statements of Cash Flows - Continued (Expressed in US Dollars)

Notes:

A.
During the year ended February 28, 2003, the Company issued net common shares with a value of $1,918,002 of which $406,884 were issued for cash, $1,553,055 were issued for conversion of preferred shares, $71,657 were issued for employee compensation and $113,594 were cancelled shares from treasury stock.

B.	During the year ended February 28, 2002, the Company sold assets for cash proceeds of $1,595,891. (Note 3).

Leading Brands, Inc. Summary of Significant Accounting Policies (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in the case of the Company, differ in certain respects from generally accepted accounting principles in the United States ("US GAAP") as explained in Note 20. Details of significant accounting policies are as follows:

Nature of Business
Leading Brands, Inc. and its subsidiaries are engaged in the bottling, distribution, sales, merchandising and brand management of beverages and food products across North America. The Company primarily operates in the following integrated activities: beverage packaging, food and beverage sales and distribution, as well as brand licensing and development.

Basis of Presentation
These consolidated financial statements include the accounts of the Company and its wholly owned Canadian and United States subsidiaries, together with a 91% interest (2003 – 94%) in KERT Technologies, Inc. and a 97% (2003 – 97%) interest in Quick, Inc. All intercompany transactions and balances have been eliminated.

Inventory
Raw materials and finished goods purchased for resale are valued at the lower of cost determined on a first-in, first-out basis and net realizable value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost and net realizable value.

Property, plant and equipment	Property, plant and equipment are recorded at cost and are amortized using the declining-balance method at annual rates as follows:

Plant and equipment	- 7% to 20%
Buildings	- 5%
Automotive equipment	- 20%
Land improvements	- 8%
Furniture and fixtures and computer
hardware and software	- 20%

Leasehold improvements are amortized over the lesser of their expected life or the lease term.

Management periodically performs a review of undiscounted future operating cash flows to assess the valuation of the property, plant and equipment. Property, plant and equipment are written down when a permanent and significant impairment in their value has occurred.

During the year ended February 28, 2002, management determined that certain operating equipment had a longer life than originally estimated and as a result, reduced the annual amortization rate on this equipment from 10% to 7%. This change has reduced the amortization recorded in the year ended February 28, 2002 by $178,555.

Leading Brands, Inc. Summary of Significant Accounting Policies (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

Software Development for Internal Use	Software development costs including costs related to acquired software which are expected to provide future benefits with reasonable certainty are deferred and amortized as described above.

Deferred Charges
Start-up costs are amortized over a five year period, from the time when commercial operations of the applicable business units commence. Certain new product promotion and launch costs are deferred and amortized over 36 months commencing with the date of launch of the related product.

Management periodically performs a review of the related undiscounted future operating cash flows to assess the valuation of deferred costs. Deferred costs are written down when a permanent and significant impairment in their value has occurred. In fiscal 2004, a write down of $632,579 was taken on deferred costs.

Long-term Investments	Long-term investments are recorded at cost less amounts written off to reflect a permanent impairment in value.

Revenue Recognition
Revenue on sales of products is recognized when the products are delivered and title transfers to customers. Revenues from the provision of manufacturing, packaging or other services are recognized when the services are performed and collection of related receivables is reasonably assured.

Shipping and Handling Fees and Costs	The Company records shipping and handling revenue as a component of sales revenue and shipping and handling costs as a component of cost of sales.

Foreign Currency Translation and Transactions
The functional currency of the Company is Canadian dollars. These financial statements are reported in US dollars for the convenience of US readers. Transactions denominated in US dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities have been translated into Canadian dollars at the year end exchange rate. All exchange gains and losses are included directly in earnings. Exchange gains and losses included in earnings that related to long-term debt are considered to be an integral part of financing costs and accordingly, are included in interest expense.

Assets and liabilities of the Company's operations having a functional currency other than the US dollar are translated into US dollars using the exchange rate in effect at the year- end date and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net equity investment in these operations are deferred as a separate component of shareholders' equity.

Leading Brands, Inc. Summary of Significant Accounting Policies (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

Use of Estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make significant estimates and assumptions in determining carrying value included property, plant and equipment, goodwill and future income taxes.

Stock-Based Compensation
The Company has adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other-Stock-Based Payments". It is applied on a prospective basis and applies to all awards granted on or after March 1, 2002. Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Consultants

The standard requires that all stock-based awards made to consultants be measured and recognized in these consolidated financial statements using a fair value based method such as the Black-Scholes option-pricing model.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company uses the intrinsic value method of accounting for stock options granted to directors (for services rendered as a director) and employees, as allowed under the new section. Under this method, compensation cost is not recognized in the financial statements for stock options granted to directors and employees when the exercise price of options granted equals or exceeds the market value of the underlying common shares. The Company also regularly remeasures the compensation expenses for any options that are modified. The proceeds received on exercise of stock options are credited to share capital. The section does, however, require the disclosure on a pro-forma basis of the impact on operations of using the fair-value based method for stock options granted to directors and employees on or after January 1, 2002 (Note 12).

Leading Brands, Inc. Summary of Significant Accounting Policies (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

Stock-Based Compensation – Continued	Compensation costs are charged to the Consolidated Statements of Income (Loss) and Deficit or capitalized to deferred costs, depending on the nature of the award.

Goodwill and Other Intangible Assets
Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets". The section requires that goodwill and intangible assets, which are determined to have indefinite lives, are no longer amortized but are tested for impairment annually by comparison to their fair values.

Trademarks and rights including the acquisition of domain names which are expected to provide future benefits are recorded at cost and amortized over their expected useful life.

Income Taxes
Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Although the Company has tax loss carry-forwards and other future income tax assets (Note 15), there is uncertainty as to utilization of the full amount of these future income tax assets. Accordingly, the future income tax asset amounts have been partially offset by an uncertainty provision.

Comparative Figures	Certain of the comparative figures have been reclassified to conform with the current year's presentation.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

1.	Acquisitions and Dispositions

Termination of South Beach Beverage Co., LLC ("SoBe") License Agreement

On April 2, 2001, the Company sold certain assets and inventory related to its former license arrangement with SoBe, resulting in a gain of $199,033 after recording severance and other costs in connection with the dispositions.

2.	Inventory

		2004	2003
	Finished goods	$1,308,375	$1,897,927
	Raw materials	2,186,956	1,891,181
		$3,495,331	$3,789,108

3.	Property, plant and equipment

			2004	2003

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Plant and equipment	$12,229,217	$5,037,742	$7,191,475	$6,533,070
Buildings	1,439,809	580,103	859,706	814,519
Automotive equipment	644,727	458,285	186,442	219,472
Land	324,633	-	324,633	292,192
Land improvements	332,495	180,524	151,971	148,679
Leasehold improvements	104,387	64,410	39,977	40,934
Furniture and fixtures	516,139	357,259	158,880	175,841
Computer hardware and
software	1,875,991	992,492	883,499	992,136

	$17,467,398	$7,670,815	$9,796,583	$9,216,843

During 2002, the Company repurchased certain of the assets sold in the prior year for $429,072. The gain previously deferred in accounts payable was eliminated on re-purchase. During fiscal 2003, some of the remaining assets were returned in the amount of $553,403 in exchange for a note in the amount of $200,367 and an advance repayment in the amount of $370,733. The difference on the value of the assets of $17,697 was charged to expense.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

4.	Trademarks and Rights

	2004	2003
Trademarks and rights	$238,471	$214,640
Less accumulated amortization	(156,896)	(129,510)
	$81,575	$85,130

In connection with the decision to discontinue its support of the NTI investment, the Company wrote down $233,713 in trademarks and rights during 2003. There were no additions to trademarks and rights during the year ended February 29, 2004. The change in the trademarks and rights amount before accumulated amortization is due to translation adjustments.

Pursuant to an amended purchase agreement dated November 22, 1999, a subsidiary of the Company, Quick, Inc., acquired the domain name Quick.com and related trademarks from a third party in exchange for cash of $100,000, a promissory note in the amount of $200,000 more specifically described in Note 9(c) and the issue of 120,000 common shares of the Company with a value of $122,086.

5.	Goodwill

	2004	2003
Goodwill	$3,291,158	$2,962,264
Less accumulated amortization	(780,457)	(702,464)
	$2,510,701	$2,259,800

As a result of applying the recommendations of CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", no amortization of goodwill was recorded in 2003 or 2004 and management determined that as at March 1, 2002, in connection with the transitional impairment test that no impairment losses had occurred. The change in the goodwill balance from prior year is due to translation adjustments.

A summary of the impact of the change in amortization policy on the comparative information is as follows:

	2004	2003	2002
Reported income (loss)	$(1,847,490)	$(6,250,126)	$1,338,988
Addback: Goodwill amortization	-	-	183,830
Adjusted income (loss)	(1,847,490)	(6,250,126)	1,522,818
Provision for dividends on preferred
shares	-	(22,138)	(4,414)
Net income (loss) available to
common shareholders	$(1,847,490)	$(6,272,264)	$1,518,404
Adjusted earnings (loss) per share
Basic and diluted	$(0.12)	$(0.46)	$0.11

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

6.	Deferred Costs

	2004	2003
Product development costs	$665,013	$853,271
Start up costs	421,291	669,813
	1,086,304	1,523,084
Less: accumulated amortization	(300,066)	(707,429)
Less: write-down	(635,557)	-
	$150,681	$815,655

During 2004, the Company changed its product promotion and distribution focus and determined that the recoverability of certain deferred product development costs and start up costs was uncertain. Consequently, these costs were written down in the amount of $632,579. The difference of $2,978 was a result of foreign currency translation.

7.	Long-term Investments and Advances

During 2003, the Company advanced $693,953 (2002 - $1,158,609) to support its investment in Quick Home Delivery Operations. At the end of fiscal year 2003, the Company decided to discontinue its support of the investment and recorded a $6,523,880 write-down of this investment. There were no additions to long-term investments and advances during the year ended February 29, 2004. The change in the balance as at February 29, 2004 from prior year is due to translation adjustments only.

8.	Bank Indebtedness

	2004	2003
Bank indebtedness	$3,179,800	$2,914,542

The Company has a demand revolving operating bank loan with a credit limit of $3,369,020 (2003 - $4,380,054). Interest is charged on the drawn-down amounts at the bank prime rate plus 0.75% - 1.25% (2003 0.75%) . The bank prime rate at February 29, 2004 was 4.25% (2003 –4.50%) . The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment and inventory owned by the Company.

Bank indebtedness includes a demand revolving operating loan of $2,598,042 (2003 -$2,250,934) and un-presented cheques of $588,863 (2003 - $748,933) and is net of cash of $7,105 (2003 - $85,325).

The agreement with respect to the bank indebtedness contains certain restrictive covenants. The Company was not in compliance with all of these covenants as of February 29, 2004. The Company did, however, subsequently remedy the covenant violations.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

9.	Long-term Debt

		2004	2003

a)	Bank loan, principal of $63,805 plus interest repayable per month, collateralized as described in Note 8, with interest at a rate of bank prime plus 1%.	$3,483,759	$2,401,269

b)	Mortgage, principal and interest repayable at $4,839 per month including interest at a fixed rate of 6.8% per annum, collateralized by a first mortgage on certain land and buildings and due May 1, 2004. Replaced with a mortgage, principal and interest repayable at $4,304 per per month including interest at a fixed rate of 4.53% per annum, due May 1, 2005.	443,788	429,611

c)	Quick, Inc. promissory note of $200,000 (Note 4), repayable in semi-annual instalments of $20,000 plus interest at 8% per annum, on May 31 and November 30, commencing May 31, 2000, due November 29, 2004. This note is unsecured.	81,575	73,423

d)	Other	294,248	44,896

		4,303,370	2,949,199

	Less current portion	859,858	698,026

		$3,443,512	$2,251,173

Principal due over the remaining term of the long-term debt is as follows:

2005	$859,858
2006	833,023
2007	1,052,330
2008	807,949
2009 and thereafter	749,210

$4,303,370

The agreement with respect to the bank loan (Note (a)) contains a demand feature whereby the bank can demand repayment at any time. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

10.	Redeemable Preferred Shares

During 2001, the Company entered into an obligation to issue 2,000,000 Class E redeemable, convertible preferred shares ("Class E shares") at CDN$1.00 per share to a company with a director in common with the Company. The Class E shares could have been redeemed at the shareholder's option for cash at any time after January 1, 2004. Accordingly, under Canadian GAAP, the obligation to redeem the Class E shares for cash was recorded as a liability, with the remaining amount reflected as equity. The liability portion of the Class E shares was initially recorded at its fair value of $1,003,739, calculated as the present value at January 1, 2001 of the redemption value of the outstanding Class E shares of $1,310,034, plus the present value of the annual dividends for the period of entitlement from January 1, 2002 to December 31, 2003 using a discount rate of 9%. The equity component was determined using an option pricing model and calculated as $306,295 at February 28, 2001. The shares were issued on March 6, 2001. Interest expense on the liability portion was to be recognized over the three-year period from the date the Company entered into an obligation to issue the shares to the first redemption date of December 31, 2003 at a rate of 9% per annum. For the year ended February 29, 2004, the Company recorded interest expense of $Nil (2003 - $147,615; 2002 - $112,484). The preferred shares were converted to 788,626 common shares on December 31, 2002 at the rate of $1.75 per share (see Note 11(b)).

11.	Share Capital

	a)	Authorized share capital

	Number of Shares

	2004	2003

Common shares without par value	500,000,000	100,000,000

Preferred shares without par value	9,999,900	9,999,900
Series "A" preferred shares	1,000,000	1,000,000
Series "B" preferred shares	100	100
Series "C" preferred shares	1,000,000	1,000,000
Series "D" preferred shares	4,000,000	4,000,000
Series "E" preferred shares	4,000,000	4,000,000

	20,000,000	20,000,000

On August 26, 2003, the shareholders approved the increase of the Company's authorized common shares from 100,000,000 shares to 500,000,000 shares without par value.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

11.	Share Capital – Continued

The rights and restrictions attached to the shares are as follows:

i)
The Series A and B preferred shares bear annual preferential non-cumulative dividends at a rate of 5% per annum and are redeemable at the Company's option or retractable at the holder's option with 21 days notice.

ii)
The Series C preferred shares bear annual preferential dividends at a rate of 8% per annum, calculated monthly. The shares are convertible to common shares based upon the conversion value of the amount paid for the shares, together with any unaccrued unpaid dividends, for a period of five years, at the following conversion prices per common share: $1.25 for the first year from the date of issue, $1.45 for the second year from the date of issue, $1.70 for the third year from the date of issue, $2.00 for the fourth year from the date of issue and $2.35 for the fifth year following the date of issue. All of the issued Series C preferred shares were converted to common shares during 2001 together with dividends in the amount of $78,642.

iii)
The Series D preferred shares bear annual preferential cumulative dividends at a rate of 8% per annum calculated monthly. The shares are convertible to common shares based upon the conversion value of the amount paid for the shares, together with any accrued unpaid dividends, for a period of five years, at the following conversion prices per common share: $1.25 for the first year from the date of issue, $1.45 for the second year from the date of issue, $1.70 for the third year from the date of issue, $2.00 for the fourth year from the date of issue and $2.35 for the fifth year following the date of issue. All of the issued Series D preferred shares were converted to common shares during 2001, together with cumulative dividends in the amount of $209,921.

There are no Series A, B, C or D preferred shares outstanding as at February 29, 2004 and February 28, 2003.

iv)
The Series E preferred shares bear annual preferential cumulative dividends at a rate of 9% per annum commencing on the first anniversary from the date of issue. The shares are convertible to common shares based upon the conversion value of the amount paid for the shares, together with any accrued unpaid dividends, for a period of three years, at the following conversion prices per common share: $1.50 for the first year from the date of issue, $1.75 for the second year from the date of issue and $2.00 for the third year following the date of issue. The Series E preferred shares were converted to 788,626 common shares on December 31, 2002 (Note 10).

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

11.	Share Capital – Continued

	b)	Changes in Issued Common Share Capital

		Number of
		Common
		Shares	Amount

	Issued as at March 1, 2001 and 2002	13,661,786	$23,566,528

	Issued for cash in connection with the exercise of stock options	344,506	406,884

	Issued in connection with the payment of compensation to employees	42,151	71,657

	Issued in connection with the conversion of Series E preferred shares and accrued
	Dividends (Note 10)	788,626	1,553,055

	Cancelled in connection with the share repurchase program	(108,400)	(113,594)

	Issued as at February 28, 2003	14,728,669	25,484,530

	Issued for cash in connection with the exercise of stock options	261,500	260,849

	Issued for cash in connection with the exercise of warrants	50,000	50,000

	Issued as at February 29, 2004	15,040,169	$25,795,379

c)	Changes in Issued Preferred Share Capital

	Series E
	Number of
	Shares	Amount
Issued as at March 1, 2001	2,000,000	$306,295
Dividends	-	4,414
February 28, 2002	2,000,000	310,709
Dividends	-	22,138
Converted to common shares (Note 10)	(2,000,000)	(332,847)
February 28, 2003 and February 29, 2004	-	$-

d)	Stock Options

The Company occasionally grants stock options to its employees, officers, directors and consultants to purchase common shares of the Company. The options granted are generally exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

11.	Share Capital – Continued

	e)	Stock Option Information

		Weighted
	Issued and	Average
	Outstanding	Exercise
	Options	Price

Outstanding at February 28, 2001	3,149,000	$1.55
Granted	95,000	0.96
Cancelled	(244,000)	1.49

Outstanding at February 28, 2002	3,000,000	1.03
Granted	1,066,000	1.75
Exercised	(344,506)	1.18
Cancelled	(237,500)	1.71

Outstanding at February 28, 2003	3,483,994	1.19
Granted	539,859	1.41	*
Exercised	(261,500)	1.00
Cancelled	(760,167)	1.46

Outstanding at February 29, 2004	3,002,186	$1.15

* The weighted average date-of-grant fair value of the options granted during 2004 is $716,425 based on the Black-Scholes option pricing model using weighted average assumptions as described in Note 12.

During the year ended February 29, 2004, the Company extended the term of 100,000 options for a period of five years.

During the year ended February 28, 2002, the Company also cancelled 2,465,000 options with a weighted average exercise price of $1.62 and issued new options with an exercise price of $1.00.

f)	Options Outstanding and Exercisable

	The following table summarizes the options outstanding and exercisable at February 29, 2004 .

		Weighted Average
	Number of	Remaining		Number of
	Options	Contractual	Exercise	Shares	Exercise
	Outstanding	Life (Years)	Price	Exercisable	Price

	2,134,827	2.60	$1.00	2,031,108	$1.00
	326,667	1.24	$1.70	133,335	$1.70
	303,192	1.87	$1.47	276,692	$1.47
	100,000	4.50	$1.29	-	$1.29
	67,500	0.75	$0.91	56,250	$0.91
	30,000	0.90	$2.00	24,500	$2.00
	20,000	2.20	$0.83	11,333	$0.83
	10,000	4.00	$2.20	2,000	$2.20
	10,000	3.40	$2.38	3,000	$2.38
	3,002,186			2,538,218

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

11.	Share Capital – Continued

	g)	Share Purchase Warrants Information

		Weighted
		Average
	Number of	Exercise
	Warrants	Price
Outstanding at February 28, 2001	925,000	$1.55

Granted	400,000	1.13
Expired	(450,000)	1.93

Outstanding at February 28, 2002 and 2003	875,000	1.21

Exercised	(50,000)	1.00
Outstanding at February 29, 2004	825,000	$1.23

During the year ended February 28, 2002, the Company granted 400,000 share purchase warrants to an officer of a wholly-owned subsidiary in exchange for consulting services rendered. Of which, 200,000 warrants have an exercise price of $1.00 and 200,000 of the warrants have an exercise price of $1.25. All of the warrants expire on August 21, 2006. During the year ended February 29, 2004, 50,000 warrants were exercised at a price of $1.00 per share.

h)	Shareholder Protection Rights Plan

On August 26, 2003, a new Shareholder Protection Rights Plan was adopted whereby one share purchase right is attached to each outstanding common share, exercisable only in the case of a specific event, such as the acquisition by an acquirer of 20% or more of the issued common shares of the Company, and at a predetermined calculated price

i)	Share Buyback

During 2001, the Company decided to repurchase up to 10% of its issued and outstanding shares at prices from time to time determined to be appropriate by management.

During 2002, the Company repurchased 108,400 of its issued and outstanding shares. These shares were cancelled during 2003.

j)	Earnings (Loss) Per Common Share

The Company uses the "Treasury Stock Method" to calculate earnings per common share. Under this method basic earnings per share is based on the weighted average aggregate number of common and non-voting shares outstanding during each period. The diluted earnings per share assumes that the redeemable preferred shares had been converted and the outstanding stock options and share purchase warrants had been exercised at the beginning of the period.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

11.	Share Capital – Continued

Details of the numerator and denominator used in the calculation of earnings (loss) per share are as follows:

	2004	2003	2002
Numerator
Net income (loss) for the year	$(1,847,490)	$(6,250,126)	$1,338,988
Provision for dividends on preferred shares	-	(22,138)	(4,414)

Net income (loss) available to common shareholders	$(1,847,490)	$(6,272,264)	$1,334,574
Denominator
Weighted average shares outstanding	14,949,575	13,754,598	13,593,310
Effect of dilutive securities – stock options	-	-	1,592

Denominator for diluted EPS	14,949,575	13,754,598	13,594,902

Common equivalent shares (consisting of mostly shares issuable on exercise of stock options and warrants) totaling 3,827,186 (2003 – 4,358,994; 2002 – 4,741,125) were not included in the computation of diluted earnings per share because the effect was anti-dilutive. This number includes 463,968 options that were not yet vested at February 29, 2004.

12.	Stock-Based Compensation

a)
The Company accounts for all stock-based compensation issued on or after March 1, 2002 to non-employees using the fair value based method. The Company uses the intrinsic value method to account for stock options granted to directors (for services rendered as a director) and employees. Compensation costs are generally recognized when the exercise price of the option is less than the market value of the underlying common stock on the date of grant. Accordingly, no compensation expense related to stock-based awards granted to employees was recorded in 2003 and 2002. On July 8, 2003, the Company granted 229,859 stock options to employees with a weighted average exercise price of $1.50 and a weighted average term of 4.52 years. Concurrently, the Company also granted 100,000 stock options to a consultant with an exercise price of $1.47 and a term of five years. On August 26, 2003, the Company granted 160,000 stock options to employees and 50,000 stock options to a consultant. All of these options have an exercise price of $1.29 and a term of five years. Compensation expense to non-employees is determined using the Black-Scholes option pricing model. Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants were as follows:

	2004	2003

	2.46% to	3.00% to
Risk-free rate	3.27%	4.38%
Dividend yield	Nil%	Nil%
Volatility factor of the expected market price
of the Company's common shares	138%	%138
Weighted average expected life of the options (months)	60	60

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

12.	Stock-Based Compensation – Continued

For the year ended February 29, 2004, the compensation cost for stock options granted to non-employees totaled $123,803 (February 28, 2003 - $30,568) which was credited to contributed surplus. Of which, $18,187 (February 28, 2003 - $30,568) was included in deferred costs for product development and $105,616 (February 28, 2003 - $Nil) was expensed during the year.

	b)	The pro-forma disclosures of the effect of applying the fair value based method of Stock Based Compensation to employees rather than the adopted intrinsic method are as follows:

	Year Ended	Year Ended
	February 29	February 28
	2004	2003
Net loss – as reported	$(1,847,490)	$(6,250,126)
Employees stock-based compensation	(592,622)	(243,728)
Net loss – pro-forma	(2,440,112)	(6,493,854)
Dividends	-	(22,138)
Net loss available to common shareholders	$(2,440,112)	$(6,515,992)
Basic and diluted loss per share – as reported	$(0.12)	$(0.46)
Basic and diluted loss per share – pro-forma	$(0.16)	$(0.47)

The fair value of each option granted is estimated on the date of grant using the Black- Scholes option-pricing model with the same assumptions as those used in calculating compensation cost in respect to options granted to consultants.

13.	Commitments

	a)	The Company is committed to annual operating leases for premises and equipment. The minimum annual payments for the next four years and thereafter are as follows:

2005	$795,873
2006	686,884
2007	347,811
2008	157,928

Total future minimum lease payments	$1,988,496

b)	The Company has commitments with various suppliers to purchase certain volumes of materials. It is not anticipated that losses will be incurred on these contracts.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

13.	Commitments - Continued

c)
During the year ended February 29, 2004, the Company transferred 3% of its interest in KERT Technologies, Inc. ("KERT") to an independent party. At year end, the Company was committed to transfer a further 0.5% interest in KERT to this party, all of which was transferred on March 1, 2004.

14.	Contingencies

a)
Certain former employees of the Company have commenced actions against the Company seeking damages for wrongful dismissal, breach of contract, negligent misrepresentations and other claims. The Company believes it has substantial defences to the claims, has initiated counter claims and is vigorously defending the actions. The amount and likelihood of loss, if any, is not presently determinable.

b)
A supplier to the Company has commenced an action against the Company claiming a debt in the amount of $279,535. The Company has denied this claim and has counter sued for breach of contract and negligence. The amount and likelihood of loss, if any, is not presently determinable.

c)
A former supplier of the Company commenced a lawsuit against the Company for unpaid amounts totaling approximately $686,615 in respect of beverage product allegedly purchased by the Company. The Company commenced a counter claim against the former supplier totaling approximately $5,201,833 for losses incurred as a result of the former supplier's alleged breach of contract. The legal proceedings between the two parties are at an early stage, discoveries have not yet been held and the amounts and merits of the supplier's claim and the Company's counter claim are not presently determinable. The amount of the ultimate loss, if any, will be recorded in the period it becomes determinable.

d)
In October 2003, the Company commenced an action against the former President of LBAI, the Company's US subsidiary, a supplier, three of its licensors and their principal, seeking damages for improper and fraudulent conduct by those persons and their associates and to prevent the improper termination of three license agreements. Issues surrounding the three license agreements then became the subject of a lawsuit and arbitration proceeding pending in Massachusetts against the Company initiated by certain of the licensors. The Company continues to pursue the Connecticut lawsuit against the former President of LBAI. A related action was then commenced by the supplier against the Company in Virginia and yet another action was commenced by one of the licensors against the Company and its Chairman and CEO in Massachusetts. Although the lawsuit and arbitration demand issued in Massachusetts seek several million dollars in damages against the Company, management is of the opinion that these claims against the Company are frivolous. While the outcome of these claims is not presently determinable, at this time, the Company does not expected them to have a material adverse effect on the financial position or results of operations of the Company.

e)
The Company is also a party to various other legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

15.	Income Taxes

	2004	2003	2002

Current	$140,201	$-	$709,843
Future	(805,383)	(1,335,344)	-
Utilization of loss carry forwards	(136,258)	-	(709,843)

	$(801,440)	$(1,335,344)	$-

The difference in income tax expense (recovery) due to differences between the Canadian statutory federal income tax rate and the Company's effective income tax rate applied to income (loss) before income taxes was as follows for the years ended February 29, 2004 and February 28, 2003 and 2002:

	2004	2003	2002

Income tax expense (recovery) computed
at basic Canadian statutory rates	(35.6)%	(37.6)%	39.6%
Effect of non-deductible amounts	31.4%	23.4%	1.8%
Effect of non-taxable portion of capital gain	-%	-%	(2.8)%
Effect of taxable portion of Quick assets
transactions	-%	-%	-%
Recognized tax benefits	(5.1)%	(0.1)%	(26.0)%
Changes in valuation allowance	(20.9)%	(3.3)%	(12.6)%

	(30.2)%	(17.6)%	-%

The effects of each type of temporary difference that gives rise to the future income tax assets and liabilities are as follows:

	2004	2003	2002

Operating losses carried forward	$2,045,383	$1,330,804	$165,544
Property, plant and equipment	331,900	282,332	1,364,489
Long-term investment	1,360,000	1,913,283	613,103
Trademark and deferred costs	-	-	18,601

Total future tax assets	3,737,283	3,526,419	2,161,737
Less liabilities:
Trademarks and deferred costs	-	(215,942)	-

Total	3,737,283	3,310,477	2,161,737
Valuation allowance	(1,355,826)	(1,908,186)	(2,161,737)

Net future income tax assets	2,381,457	1,402,291	-

Less: current portion	568,990	512,129	-

	$1,812,467	$890,162	$-

The Company has provided a valuation allowance against a portion of the future income tax assets. As at February 29, 2004, the Company and its subsidiaries have accumulated net operating losses in the amount of approximately $5.7 million which can be applied against future earnings. The net operating loss carryforward amounts commence to expire in 2007.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

16.	Changes in Non-Cash Operating Working Capital Items

	2004	2003	2002

Non cash working capital related to
operations:
Accounts receivable	$(1,063,691)	$999,079	$547,811
Inventory	293,777	(1,729,470)	1,184,391
Prepaid expenses and deposits	547,131	(601,178)	(96,165)
Accounts payable and accrued liabilities	81,457	1,731,765	(2,984,995)

	$(141,326)	$400,196	$(1,348,958)

17,.	Related Party Transactions

Related party transactions not disclosed elsewhere are as follows:

		2004	2003	2002

i)	Incurred consulting fees with a company related
	by a director in common (the President)	$61,507	$53,901	$52,434

ii)	Incurred professional service fees with a company related by a
	director in common for the services of the President	$351,468	$287,564	$180,300

iii)	Incurred services from a company related by a director in
	common	$11,237	$10,674	$11,800

iv)	Sold water to a company with a director in common	$9,841	$8,085	$-

v)	Purchased product from a company with a director in common	$184,743	$171,584	$46,715

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

18.	Fair Value of Financial Instruments, Credit Risk and Interest Rate Risk

	a)	Fair Value of Financial Instruments

The carrying values of accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximates their respective fair values due to the short-term or demand nature of the instruments. The fair value of long-term debt has been estimated at $4,305,000 (2003 - $2,949,000).

	b)	Credit Risk

The Company's customers consist mainly of wholesale and retail grocery suppliers and food distributors principally located in North America. During the fiscal year ended February 29, 2004, the Company's ten largest customers comprised approximately 65% (2003 - 75%; 2002 – 65%) of sales and no one customer comprised more than 17% (2003 - 27%; 2002 – 29%) of sales. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers' financial condition.

Accounts receivable are presented net of an allowance for doubtful accounts in the amount of $426,139 at February 29, 2004 and $137,755 at February 28, 2003.

	c)	Interest Rate Risk

The Company has bank indebtedness that is subject to floating rates of interest. Changes in the interest rate may cause fluctuations in the results of operations of the Company.

19.	Segmented Information

The Company operates in one industry segment being the production and distribution of beverages and food products. The Company's principal operations are comprised of an integrated bottling and distribution system for beverages, water and snack foods. Substantially, all of the Company's operations, assets and employees are located in Canada and export sales during all the years reported are less than 15%.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which, in the case of the Company, differs in certain respects from US GAAP.

Material differences between Canadian and US GAAP are summarized below:

	a)	Adjustments to Consolidated Financial Statements

Adjustments to Consolidated Statements of Income (Loss)

	2004	2003	2002

Net income (loss) for the year, Canadian GAAP	$(1,847,490)	$(6,250,126)	$1,338,988
Write-off product launch costs and certain deferred
costs based on SOP 98-5(i)	(228,647)	(822,757)	(100,959)
Amortization of deferred costs (i)	284,153	257,040	151,336
Write down of deferred costs (i)	632,579	-	-
Interest accretion on redeemable preferred shares (vi)	-	147,615	112,484
Reduction of write down of investment of Quick
Home Delivery Operations (v)	-	1,007,550	-
Consulting expense recorded on application of SFAS
No. 123 (ii)	-	-	(739,696)
Compensation costs recorded on application of
FIN 44 (iii)	920,866	(158,371)	(984,812)
Gain on termination of SoBe agreement (vii)	-	-	3,734,002
Net income (loss) for the year, US GAAP	(238,539)	(5,819,049)	3,511,343
Provision for dividends on preferred shares	-	(96,253)	(4,414)
Net income (loss) available to common shareholders,
US GAAP	$(238,539)	$(5,915,302)	$3,506,929
Basic and diluted earnings (loss) per share, US GAAP	$(0.02)	$(0.43)	$0.26

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

	a)	Adjustments to Consolidated Financial Statements – Continued

Adjustments to Assets, Liabilities and Shareholders' Equity

	2004	2003
Total assets, Canadian GAAP	$22,320,335	$20,948,792
Write-off product launch costs and certain
Deferred costs (i)	(150,681)	(815,655)
Total assets, US GAAP	$22,169,654	$20,133,137

Total liabilities, Canadian and US GAAP	$13,009,986	$11,309,100
Total shareholders' equity, Canadian GAAP	9,310,349	9,639,692
Change in deficit relating to:
Application of SOP 98-5 (i)	89,297	(575,677)
Application of EITF 00-2 (iv)	(239,978)	(239,978)
Total shareholders' equity, US GAAP	9,159,668	8,824,037
Total liabilities and shareholders'equity, US GAAP	$22,169,654	$20,133,137

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

	a)	Adjustments to Consolidated Financial Statements – Continued

	2004	2003	2002

Cash flows from operating activities under
Canadian GAAP	$(853,640)	$596,970	$1,169,878
Application of SOP 98-5 and EITF 00-2 (i), (iv)	(209,870)	(792,189)	(100,959)

Cash flows from (used in ) operating activities under US GAAP	$(1,063,510)	$(195,219)	$1,068,919

Cash flows from investing activities under
Canadian GAAP	$(687,916)	$(2,394,301)	$4,160,337
Application of SOP 98-5 and EITF 00-2 (i), (iv)	209,870	792,189	100,959

Cash flows from investing activities under US GAAP	$(478,046)	$(1,602,112)	$4,261,296

i)	Product Launch and Deferred Costs

Under US GAAP, according to Statement of Position ("SOP") 98-5, Reporting on the Costs of Start-Up Activities, costs incurred prior to commercial production of a product, costs incurred to establish business in a new territory and costs incurred to initiate a new process in an existing facility are to be expensed as incurred. Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability.

During the year ended February 28, 2004, costs incurred in the development of a product and distribution network totaled $228,647 which were capitalized under Canadian GAAP. Stock option compensation costs of $18,187 were included in the capitalized product development costs. The difference in cash flows was due to foreign currency translation.

ii)	Stock based compensation

Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock- Based Compensation", requires the Company to record compensation to "non- employees" using the fair value based method prescribed therein similar to accounting principles now in effect in Canadian GAAP. Compensation expense under US GAAP to non-employees is determined using the Black-Scholes option pricing model. For the year ended February 29, 2004, compensation expense incurred under SFAS No. 123 and not recognized in Canadian GAAP was $Nil (2003 - $Nil; 2002 - $739,696). Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants in 2002 are as follows:

2002

Risk-free rate	4.60%
Dividend yield	Nil%
Volatility factor of the expected market price
of the Company's common shares	100%
Weighted average expected life of the options (months)	60

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

	a)	Adjustments to Consolidated Financial Statements – Continued

Under Canadian GAAP, the Company has elected to follow the intrinsic method to account for compensation costs for stock options granted to employees, but the income statement effect would be required to be disclosed in the notes relating thereto. Compensation expenses are calculated using the fair value method for stock- based compensation awards granted to non-employees after March 1, 2002. The compensation costs are recognized prospectively in the financial statements.

Under US GAAP, the Company applies Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related Interpretation No. 44 in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is generally recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. Stock options that have been modified to reduce the exercise price are accounted for as variable.

a)
During the year ended February 28, 2002, the Company granted 400,000 warrants to acquire common shares to an officer of a wholly-owned subsidiary in exchange for consulting services rendered. The fair value of the warrants which have an exercise price between $1.00 and $1.25 and expire on August 21, 2006 has been determined to be $283,073 based on the Black-Scholes option pricing model.

b)
During the year ended February 28, 2002, the Company repriced stock options previously granted to the President of the Company for consulting services. Under SFAS No. 123, the fair value of the repriced options has been determined to be $456,623 based on the Black-Scholes option pricing model. This amount would be recorded as a consulting expense under US GAAP.

ii)	Stock based compensation - Continued

Until March 1, 2002, the Company was not required under Canadian GAAP to record the value of stock-based compensation. Commencing March 1, 2002, the Company has adopted prospectively the accounting policies for stock-based compensation that are basically consistent with US GAAP.

iii)	Compensation expense recorded on application of FIN 44

During the year ended February 28, 2002, the Company repriced stock options previously granted to various employees and directors. Under FASB Interpretation No. 44 ("FIN 44"), the resulting intrinsic value of the stock options in the amount of $920,866 (a recovery) (2003 - $158,371; 2002 - $984,812 expenses) are recorded as compensation. As the options are subject to variable accounting (marked to market until exercised, expired, or forfeited), compensation expense (recovery) is recorded in subsequent periods based on the fluctuation in the share price.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

	a)	Adjustments to Consolidated Financial Statements – Continued

iv)
Under Emerging Issues Task Force Issue No. 00-2 ("EITF 00-2"), Accounting for  Website Development Cost in the U.S., certain general design and indirect costs  related to website development are required to be expensed rather than capitalized.  In Canada there is no similar restriction and certain of these costs were capitalized.

v)
Under US GAAP, applicable to non-monetary related party transactions, the  consideration received in connection with the sale of the Quick.com assets and  business (Note 7) would be recorded at the amount of the book value of the assets  disposed. As a result of applying EITF 00-2 and SOP 98-5 to the operations of the  Quick business, the book value of the Quick business on disposition for US GAAP  purposes differs from the Canadian GAAP book value and, thus, the value attributed  to the NTI preferred shares had been adjusted accordingly.

		vi)	Per SEC Regulation S-X, Rule 5-02.28 ("Rule 5-02.28"), preferred shares which are redeemable at the option of the holder for cash are classified as mezzanine equity.

As there is no equity portion of the preferred shares under US GAAP, in 2003 the $147,615 interest accretion (Note 10) is eliminated and $96,253 of dividends on preferred shares have been reflected.

		vii)	Recognition of Gain on Termination of SoBe Agreement

According to Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, the gain on termination of the SoBe license agreement is  recognized when there is persuasive evidence of an arrangement which, under US  GAAP, requires the possession of a final agreement properly executed by both  parties. The executed termination agreement was received by the Company on  March 2, 2001. Under Canadian GAAP, the gain is recognized when the parties to  the license agreement agree on the final terms, which in this case occurred on  February 28, 2001.

viii)
In accordance with EITF 01-9 under US GAAP, consideration given by the Company  to a customer is generally presumed to be a reduction of the selling prices and  should be recorded as a reduction of revenue. The Company provided sales  incentives for distributors selling to retailers in specific areas. Consequently, the  revenue of the Company under US GAAP would be reduced by $310,489 (2003 -  $138,955, 2002 - $Nil) with a corresponding increase of the same amount to selling,  general and administrative expenses.

Leading Brands, Inc. Notes to the Consolidated Financial Statements (Expressed in US Dollars)

February 29, 2004 and February 28, 2003

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

	b)	Comprehensive Income (Loss)

SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. Details would be disclosed as follows:

	2004	2003	2002

Net income (loss) available to common	$(238,539)	$(5,915,302)	$3,506,929
shareholders, US GAAP
Other comprehensive income (loss):
Foreign currency translation
adjustments	1,083,495	863,588	(547,876)

Comprehensive income (loss), US GAAP	$844,956	$(5,051,714)	$2,959,053